EXHIBIT 99.1

Quantum BioPharma Reaches Key Midpoint Milestone in Groundbreaking Imaging Study with Massachusetts General Hospital

Promising Early Data Strengthens Potential of Novel PET Technology to Advance Development of Lucid-MS for Multiple Sclerosis

TORONTO, May 18, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum” or the “Company”), a biopharmaceutical company focused on advancing innovative therapies and technologies, today announced a significant milestone in its collaborative study with Massachusetts General Hospital (MGH): patient enrollment has reached the halfway mark, accompanied by encouraging preliminary imaging results. This pioneering study is designed to validate a novel positron emission tomography (PET) imaging technique capable of directly assessing demyelinated neurons with intact axons and tracking demyelination in patients with multiple sclerosis (MS)—a critical step toward transforming how disease progression and treatment response are measured.

At the center of this effort is the PET tracer [ˆ⁸F]3F4AP, developed by Pedro Brugarolas, an investigator in the Department of Radiology at MGH and Assistant Professor at Harvard Medical School. In prior preclinical and clinical studies, [ˆ⁸F]3F4AP demonstrated high sensitivity for detecting demyelinated lesions along with favorable pharmacokinetics, positioning it as a promising biomarker for monitoring myelin damage and repair.

Importantly, early data from the ongoing study reinforce this potential. The first cohort of participants has been successfully imaged using both advanced PET/MR and total-body PET platforms. Preliminary analyses indicate robust signal in acute MS lesions and potential sensitivity to gray matter lesions.

If validated, this imaging approach could represent a major advancement in MS research and drug development—enabling more precise, real-time measurement of how therapies impact myelin preservation and regeneration. Such capabilities may significantly enhance the evaluation of next-generation treatments, including Quantum’s investigational candidate, Lucid-MS (Lucid-21-302).

“We are excited to reach this important midpoint in our study with MGH and encouraged by the strength of the preliminary imaging data,” said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum BioPharma. “PET imaging with [ˆ⁸F]3F4AP has the potential to fundamentally change how we assess demyelination—providing a direct window into axonal health and enabling us to more clearly demonstrate the impact of therapies like Lucid-MS that aim to protect and restore the myelin sheath in MS.”

“From a scientific perspective, the ability to directly quantify demyelinated lesions with intact axons in vivo represents an important unmet need in multiple sclerosis research,” said Dr. Pedro Brugarolas of Massachusetts General Hospital. “If further validated, this imaging approach could provide a more direct and quantitative measure of myelin loss and repair, which may help improve the evaluation of disease mechanisms and therapeutic response in MS.”

Looking ahead, the Company believes that this novel biomarker platform could play a pivotal role in accelerating the development of effective treatments for MS such as Lucid-MS by delivering more accurate and actionable insights into disease activity over time.

Lucid-MS is designed to provide neuroprotection through the inhibition of demyelination—a key driver of disease progression in MS. This innovative mechanism represents a differentiated therapeutic approach in the global MS market, where most existing therapies focus primarily on modulating the immune response rather than addressing the underlying neurodegeneration. By targeting protein arginine deiminase 2 (PAD2), a key enzyme implicated in myelin degradation, Lucid-MS has demonstrated in preclinical models the ability to prevent and reverse myelin breakdown—offering the potential for a truly disease-modifying therapy in an indication with limited options.

The Phase 2 clinical trial will evaluate the efficacy, safety, and tolerability of Lucid-MS in people with MS. In prior Phase 1 clinical trials, Lucid-MS demonstrated a favorable safety profile and was well-tolerated in healthy participants, providing a strong foundation for continued development. The successful completion of Phase 1 supports advancement into this next pivotal study, which is designed to generate meaningful clinical data across both clinical and radiological endpoints. The IND submission for Phase 2 approval has been submitted to the FDA in March 2026.

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“Unbuzzd”) (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.84% (as of March 31, 2026) of Unbuzzd at www.unbuzzd.com. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

Forward Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements in this release include, but are not limited to, statements regarding: the continued advancement and completion of the collaborative imaging study with Massachusetts General Hospital (“MGH”); the potential validation and future utility of the [ˆ⁸F]3F4AP PET imaging technique; the ability of the imaging platform to assess demyelination, myelin integrity and treatment response in multiple sclerosis (“MS”); the potential application of the imaging technology in future clinical trials and drug development programs; the therapeutic potential, efficacy, safety, and development of Lucid-MS (Lucid-21-302); the anticipated initiation, timing, design, regulatory progress, and outcomes of the Company’s planned Phase 2 clinical trial; the review of the Company’s IND submission by the U.S. Food and Drug Administration (“FDA”); and the potential for Lucid-MS to become a disease-modifying therapy for MS.

Forward-looking statements are frequently identified by words such as “expects”, “anticipates”, “believes”, “intends”, “plans”, “may”, “will”, “could”, “potential”, “continue”, “aims”, “designed”, and similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on management’s current expectations, assumptions, and beliefs, including assumptions relating to: the continued progression of the MGH imaging study; the reproducibility and clinical relevance of preliminary imaging data; the ability of the Company to continue advancing Lucid-MS through clinical development; the availability of funding and resources; favorable regulatory interactions and approvals; and the continued advancement of scientific and clinical research relating to MS and demyelinating diseases.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Such risks and uncertainties include, among others: the possibility that preliminary imaging results may not be replicated in larger patient populations; risks associated with clinical trial enrollment, timing, delays, costs, or outcomes; uncertainty regarding regulatory approvals, including FDA review of the IND submission; scientific and technological uncertainties; changes in market conditions or competitive developments; the Company’s ability to obtain additional financing; and risks relating to the biotechnology and pharmaceutical industries generally.

Readers are cautioned not to place undue reliance on forward-looking statements, as actual results may differ materially from those expressed or implied by such statements. Although the Company believes that the assumptions and expectations reflected in the forward-looking statements are reasonable as of the date of this news release, no assurance can be given that such assumptions or expectations will prove to be correct.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and are made as of the date hereof. The Company undertakes no obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811